UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 24, 2005

BHP Billiton Limited ———————————————————————————————————
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Time	IMMEDIATE
Date	24 August 2005
Number	33/05

BHP BILLITON RESULTS FOR THE
YEAR ENDED 30 JUNE 2005

  Record EBITDA, EBIT and attributable profit with year on year EBIT increases in every Customer Sector Group.

  EBITDA up 52.5% to US$11.4 billion and EBIT up 70.0% to US$9.3 billion (both excluding exceptional items).

  Attributable profit (excluding exceptional items) up 85.5% to US$6.5 billion and record available cash flow of US$8.7 billion.

  Record annual production volumes for 11 commodities.

  Eight major growth projects commissioned during the year with a further ten major projects under development. Current project pipeline of US$11.9 billion of new growth related investments.

  Successful acquisition of WMC Resources Limited with integration proceeding to plan.

  Final dividend of 14.5 US cents declared (a 52.6% increase above the 2004 final dividend), bringing the full year dividend to 28.0 US cents per share.
Year ended 30 June	2005 US$M	2004 US$M	Change
Turnover (1)	31 804	24 943	27.5%
EBITDA (1) (2) (3)	11 446	7 506	52.5%
EBIT (1) (2) (3)	9 330	5 488	70.0%
Attributable profit (excluding exceptional items) (1)	6 512	3 510	85.5%
Attributable profit (including exceptional items) (1)	6 398	3 379	89.3%
Available cash flow (4)	8 688	5 100	70.4%
Basic earnings per share (US cents) (excluding exceptional items) (1)	106.4	56.4	88.7%
Basic earnings per share (US cents) (including exceptional items) (1)	104.5	54.3	92.4%
EBITDA interest coverage (times) (1) (2) (3) (5)	34.7	21.1	64.4%
Dividend per share (US cents)	28.0	26.0	7.7%

(1) Including the Group's share of joint ventures.
(2) Excluding exceptional items.
(3) EBIT is earnings before interest and tax. EBITDA is EBIT before depreciation, impairments, and amortisation of US$2,116 million (comprising Group depreciation, impairments and amortisation of US$1,968 million and joint venture depreciation and amortisation of US$148 million) for the year ended 30 June 2005 and US$2,018 million (comprising Group depreciation, impairments and amortisation of US$1,867 million and joint venture depreciation and amortisation of US$151 million) for the year ended 30 June 2004. We believe that EBIT and EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
(4) Available cash flow is operating cash flow including dividends from joint ventures and after net interest and tax.
(5) For this purpose, net interest includes capitalised interest and excludes the effect of discounting on provisions and other liabilities, and exchange differences arising from net debt.

The above financial results are prepared in accordance with UK generally accepted accounting principles (GAAP) and are unaudited. Financial results in accordance with Australian GAAP are provided on page 32. All references to the corresponding period are to the year ended 30 June 2004.

RESULTS FOR THE YEAR ENDED 30 JUNE 2005

Commentary on the Group Results

Introduction

The consistent execution of the BHP Billiton business strategy has positioned the Group to take advantage of the current strong market conditions and deliver another record result. Attributable profit, excluding exceptional items, of US$6.5 billion is an increase of 85.5% from the previous year with available cash flow (after interest and tax) of US$8.7 billion up 70.4% over last year. The benefits of commodity diversification, focussing on large, low cost, long life assets, capturing and sharing efficiencies across our businesses globally and the identification of, and continued investment in, value adding growth opportunities throughout the cycle, are not only reflected in the current result but enable us to capture our share of demand growth from the rapidly developing regions of the world.

During the year, the Group brought eight new growth projects into production, bringing to 24 the total number of major growth projects delivered over the last four years. This, in combination with the continuing benefit derived from operational excellence initiatives, contributed to record production being achieved in 11 commodities including iron ore, metallurgical coal, natural gas, aluminium, nickel, silver, and manganese ore and alloy, at a time of strong demand and increased product prices. Production volumes for energy coal and copper also increased during the current financial year. Record production was complemented by record shipments for a number of commodities reflecting, in part, the benefits of operating our own port facilities and providing freight solutions for an increasing proportion of our customers.

Four further major growth projects were approved during the year: Spence copper cathode project (Chile), Rapid Growth Project 2 in iron ore, North West Shelf LNG Train 5 (both Australia) and the Neptune oil and gas project (US). This brings the total number of major projects currently under development to ten and represents a total investment of US$5.4 billion. We also have four smaller projects under development. In total, our pipeline of projects in execution or feasibility currently represents US$11.9 billion of growth related investments. In addition, the successful acquisition of WMC Resources Limited (WMC), represents a further investment of US$7.2 billion, and immediately adds world class assets to the Group's existing nickel and copper businesses, as well as introducing uranium to the Group's suite of energy products. In combination, these investments position us to respond to customer demand globally and enhance the option value embedded in our asset portfolio.

The Group's strong cash flow also underpins the Group's balance sheet strength and allows for increasing returns to shareholders. In November 2004 the Group completed an off-market share buyback programme by spending US$1.78 billion to repurchase 180.7 million of BHP Billiton Limited shares at A$12.57, at what was an attractive discount to the market price. In February 2005, we announced the rebasing of our dividend payment from 9.5 to 13.5 US cents per share. The Group's progressive dividend policy continues, with the announcement today of a final dividend of 14.5 US cents per share. This represents a full 5.0 US cent increment on last year's final dividend and brings the total dividends for the 2005 financial year to 28.0 US cents per share.

WMC Acquisition

In March 2005 the Group announced a cash offer for WMC, an Australian based resource company. As of 30 June 2005 BHP Billiton owned approximately 93% of WMC, with 100% ownership achieved on 2 August. BHP Billiton's results for the 2005 financial year include the contribution from WMC for the month of June 2005.

This transaction provides the ability to build on the Group's existing nickel and copper businesses, as well as introducing uranium to our suite of energy products. In addition to providing immediate production to service global customers, the acquisition provides significant growth opportunities. The transaction is fully aligned with our strategy of developing, operating and maximising the performance of large, long life, low cost assets and provided a unique opportunity to acquire operational tier 1 assets in a stable, developed economy well positioned to service the growing demand for commodities in Asia.

The planning process for the integration of the WMC assets into the BHP Billiton portfolio began in late 2004, and a dedicated integration team has been in place since our bid was announced in March 2005. This integration, critical to the early realisation of value, is proceeding to plan. Unfortunately, as a consequence, in excess of 400 permanent positions (including those filled via contractors) are expected to be eliminated. The one-off cost generated by this activity is expected to be in line with previous advice, and US$50 million of this amount has been expensed in the current period as an exceptional item. Annual corporate cost efficiencies are expected to be in line with previous advice of A$115 million.

The management of the former WMC assets has now been devolved to the Stainless Steel Materials, Base Metals, and Diamonds and Speciality Products Customer Sector Groups (CSGs), and the financial results of the assets are reported within these groups.

The Income Statement

Earnings excluding exceptional items

Turnover (including turnover from third party product) was US$31.8 billion, an increase of 27.5% from US$24.9 billion in the corresponding period. The increase was primarily due to higher prices for all commodities with base metals, carbon steel materials, petroleum and energy coal prices contributing significantly. Increased volumes also benefited the Group result. Sales of third party product increased slightly above the corresponding period to US$6.9 billion.

Earnings before interest, tax, depreciation, impairments and amortisation (EBITDA) excluding exceptional items, increased by 52.5% to US$11.4 billion from US$7.5 billion in the corresponding period. Earnings before interest and taxation (EBIT), excluding exceptional items, were US$9.3 billion compared with US$5.5 billion for the corresponding period, an increase of 70.0%.

The following table and commentary detail the approximate impact of the principal factors that affected earnings before interest and taxation for the current year ended 30 June 2005 compared with the corresponding period:

US$ Million
EBIT excluding exceptional items for the year ended 30 June 2004	5 488
Change in volumes	110
Change in sales prices	5 665
New operations	140
Asset sales	5
Exchange rates	(465)
Price-linked costs	(565)
Costs	(775)
Inflation on costs	(235)
Ceased and sold operations	(190)
Exploration	(20)
Other	172

EBIT excluding exceptional items for the year ended 30 June 2005	9 330

Volumes

Higher sales volumes (measured at last year's average margins) increased EBIT by US$110 million. Increased sales volumes of iron ore, copper, natural gas, aluminium, silver and lead contributed approximately US$350 million, and was partially offset by US$265 million of unfavourable impacts resulting from lower oil volumes, due to natural field decline and planned shutdowns for maintenance activities, and lower diamond sales.

Prices

Stronger commodity prices across the suite of products increased EBIT by US$5,665 million, with higher prices achieved for iron ore, copper, metallurgical coal, petroleum products, energy coal, aluminium, manganese alloy, nickel and diamonds being the predominant contributors.

New operations

New operations increased EBIT by US$140 million, primarily due to first production from ROD (Algeria) which commenced commercial production in October 2004, the first full year of production from Ohanet (Algeria) which commenced commercial production in October 2003, and the start of oil production from Mad Dog (US) in January 2005.

The acquisition of WMC also resulted in a US$35 million favourable impact on EBIT with the inclusion of profit for the month of June.

Asset sales

The current period's EBIT included US$5 million of additional profits on the sale of non-core assets. In addition, further profits on the sale of non-core assets have been included in exceptional items.

Exchange rates

Relative to the prior year, exchange rate movements had a negative impact on EBIT of US$465 million. The continued strength of the Australian dollar and rand against the US dollar had an overall unfavourable impact on operating costs and translation of net monetary liabilities of US$320 million and US$30 million respectively. In addition, the prior period included gains on legacy Australian dollar to US dollar currency hedging of US$39 million which expired during that year.

Currency	Year ended 30 June 2005 average	Year ended 30 June 2004 average	30 June 2005 closing	30 June 2004 closing

US dollar : Australian dollar	0.75	0.71	0.76	0.69
South African rand : US dollar	6.21	6.89	6.67	6.27

Price-linked costs

Higher price-linked costs decreased EBIT by US$565 million, primarily due to higher amounts of tax paid on petroleum products in Australia, higher royalties and increased LME-linked costs.

Costs

Increased costs of US$775 million were primarily due to higher fuel, labour, raw material and other operating costs, an increase in stripping and maintenance related activities and development expenditure. The increase in costs was caused, in part, by the increased level of activity currently experienced in the resources industry. Although the impact is of varying degrees globally, these pressures are particularly acute in Australia. A portion of the increase in costs was deliberately incurred by the Group to maximise production to capture current prices. Increased costs were partially offset by continued operating cost savings from improvement initiatives and efficiency gains.

Inflation on costs

Inflationary pressures, mainly in Australia and South Africa, had an unfavourable impact on EBIT of US$235 million.

Ceased and sold operations

Ceased and sold operations had an unfavourable impact of US$190 million and includes US$135 million relating to ceased production at Boodarie Iron in Western Australia after it was placed on care and maintenance during the year. The unfavourable impact also included the loss of earnings from the Laminaria and Corallina oil fields following their sale in January 2005.

Exploration

Exploration expense was US$20 million higher than the corresponding period.

Other

Other items increased EBIT by US$172 million and include the favourable impact of earnings from sales of third party product, benefits of freight risk management activities, and profit on the close out of cash settled derivative contracts for WMC shares.

Net interest expense

Despite higher US dollar interest rates, net interest expense fell from US$502 million to US$421 million during the period. This was principally driven by lower average debt levels and increased interest income from higher average cash balances and higher interest earning rates compared to the corresponding period. This was partially offset by higher expense from discounting of provisions and lower capitalisation of interest. The corresponding period included exchange losses on net debt of US$133 million, primarily related to the translation of rand denominated debt.

Taxation expense

The tax charge on earnings, excluding exceptional items, was US$2,215 million, representing an effective rate of 24.9%. Excluding the impacts of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective rate was 26.2%. When compared to the UK and Australian statutory tax rate (30%), the underlying effective tax rate benefited 3.9% due to the recognition of US tax losses (US$350 million). In addition, investment incentives and development entitlements were recognised during the period which were offset, to some extent, by non-deductible accounting depreciation and amortisation and other items.

Exceptional items

Exceptional items reduced profit after taxation (before minority interests) by US$64 million and attributable profit by US$114 million, and incorporated the items outlined below.

Profit on disposal of various assets and interests totalled US$298 million (US$282 million after tax and before minority interests) and included:

US$ million	Proceeds	Profit before tax	Tax
Laminaria & Corallina oil fields	130	134	(10)
Chrome business	433	108	(6)
Interest in North West Shelf	59	56	-
Total	622	298	(16)

  The Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc in January 2005;

  BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group in June 2005. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005. After the minority share of profit after tax of US$50 million, the Group's share arising from the sale of the chrome businesses was US$52 million; and,

  In December 2004 the sale of an equity participation in the North West Shelf (NWS) Project's gas reserves in Western Australia to China National Offshore Oil Corporation (CNOOC) was completed.

Following a decision to close the Boodarie Iron (Australia) operations permanently as of today, a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation has been recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge US$121 million (US$104 million after tax) was recorded and included:

  A charge of US$73 million (US$21 million tax benefit) in relation to revision of the Group's assessed rehabilitation obligation at closed mines at Ingwe (South Africa), predominantly resulting from revised water management plans; and,

  A charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

The Group is required to recognise provisions and record a charge of US$79 million (US$56 million after tax) against earnings in respect of restructuring certain operations. This included US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements, and US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

The corresponding period included exceptional items as follows:

  A charge of US$534 million (US$512 million after tax) in relation to certain closed operations;

  A gain of US$66 million (US$48 million after tax) in relation to a settlement with Dalmine SpA with respect to the failure of an underwater pipeline;

  A tax benefit of US$95 million resulting from the restatement of deferred tax balances following the election to consolidate Australian subsidiaries under the Australian tax consolidation regime; and,

  A tax benefit of US$238 million arising from prior period taxation deductions and foreign tax credits available in the US and Canada.

Cash Flows

Available cash flow after interest and tax increased by 70.4% to US$8.7 billion. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits), partly offset by increased taxation payments.

Spending on capital, exploration and investment expenditures totalled US$11.0 billion for the period. Expenditure on growth projects and investments amounted to US$10,467 million, including US$6,594 million for the acquisition of WMC, US$845 million on petroleum projects and US$1,869 million on minerals projects. Sustaining and maintenance capital expenditure was US$1,159 million.  Total expenditure on exploration was US$533 million, including US$380 million on petroleum activities and US$153 million on minerals activities. In addition, the current period includes US$1.78 billion for the repurchase of shares as part of the US$2 billion capital management programme.

Net debt at 30 June 2005 was US$9.7 billion, an increase of US$4.7 billion for the period.  Gearing, which is the ratio of net debt to net debt plus net assets, was 35.7% at 30 June 2005, compared with 25.7% at 30 June 2004. The significant increase in net debt relates to debt financing for the acquisition of WMC. In prior communication the Company had estimated that gearing at 30 June 2005, following the WMC acquisition, would be 42%. The strong cash flows from the WMC and BHP Billiton businesses have resulted in a significantly lower gearing level.

Dividend

A final dividend for the year ended 30 June 2005 of 14.5 US cents per share will be paid to shareholders on Wednesday, 28 September 2005. An interim dividend of 13.5 US cents per share was paid to shareholders on 23 March 2005. That dividend included US$220 million (3.6 US cents per share) to complete the US$2 billion capital management programme announced in August 2004. BHP Billiton intends to continue with its progressive dividend policy.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars.  However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and rands to shareholders on the South African section of the register.  The foreign currency exchange rates applicable two business days before the declaration of the dividend were used for conversion of currencies. These rates are detailed in the table below.

The timetable in respect of this dividend will be:

Currency conversion - 22 August 2005

Last day to trade Johannesburg Stock Exchange - 2 September 2005

Ex-dividend Australian Stock Exchange - 5 September 2005

Ex-dividend Johannesburg Stock Exchange - 5 September 2005

Ex-dividend London Stock Exchange - 7 September 2005

Record - 9 September 2005

Payment - 28 September 2005

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 5 September 2005 and 9 September 2005.

The following table details the currency exchange rates applicable for the dividend:

Dividend 14.5 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.755061	19.203746
British pence	1.800675	8.052536
South African cents	6.478365	93.936293
New Zealand cents	0.696000	20.833333

Liquidity and Capital Management

In October 2004, Moody's Investor Services (Moody's) upgraded BHP Billiton's credit rating from A2 to A1, reflecting the Group's strengthened financial risk profile.

In March 2005, following the announcement of the takeover offer for WMC, Standard and Poor's (S&P) and Moody's reviewed the Group's rating, with S&P maintaining the Group's A+ stable rating and Moody's placing the outlook on developing. In June 2005 Moody's restored the Group's outlook to stable stating that the rating affirmation was prompted by the successful acquisition of WMC at the price and on the terms anticipated.

During the year, the Group completed both stages of its US$2 billion capital management programme. Stage one was completed in November 2004 via a US$1.78 billion off-market share buy-back of 180.7 million BHP Billiton Limited shares or 2.9% of the issued capital of the BHP Billiton Group. The shares were purchased at A$12.57 per share, representing a 12% discount to the volume weighted average price of BHP Billiton shares over the five days up to and including the buy-back closing date. The residual US$220 million was used to rebase the interim dividend declared in February 2005.

Portfolio Management

During the year, the ongoing review of the asset portfolio continued to ensure alignment with our strategy of owning and operating large, low cost, long life assets. As a result, the Group acquired WMC (as detailed on page 3), disposed of its economic interests in the majority of its South African chrome business in June 2005 and sold our interests in the Laminaria and Corallina Oil Fields (located in the Timor Sea) in January 2005. Our equity interest in Integris Metals (US) was sold for proceeds of US$202 million in January 2005. We have also sold 50% of our shareholding in Acerinox S.A for proceeds of US$56 million, and a 5.8% equity participation in the gas reserves associated with the North West Shelf Project to CNOOC. Since July 2001, total proceeds on the sale or divestment of assets totalled US$4.6 billion, including US$1.8 billion from the demerger of the BHP Steel business.

Corporate Governance

IFRS Implementation

The Group will commence reporting financial information in accordance with International Financial Reporting Standards (IFRS) for financial periods beginning on or after 1 July 2005. On 19 May 2005 the Group released unaudited selected financial information for the half year to 31 December 2004 prepared in accordance with IFRS together with a reconciliation from IFRS to UK Generally Accepted Accounting Principles, and explanatory notes.

In addition, as required by regulation and accounting standards applicable for the year ended 30 June 2005, the Group's Annual Financial Statements will include disclosures detailing the impact of IFRS for the year ended 30 June 2005. This will form the basis for the comparatives in the Group's 30 June 2006 Annual Financial Statements, to be prepared under IFRS.

Outlook

As noted at the time of our interim results in February, global economic growth rates have slowed from the exceptionally high levels seen in 2004. In the United States growth rates continue above the long-term trend, but we expect higher interest rates and higher energy prices to keep growth rates below last year's level. Elsewhere, leading indicators point to a slowing in Japan after a stronger than anticipated first half, whilst the growth environment in Europe generally remains challenging. However, the emerging economies do remain buoyant, offsetting slowing growth in the OECD nations. As a result, we continue to expect the global economy to experience an above trend growth rate this year, thereby providing a sound underpin for commodity demand. We have not altered our view that China will remain a large and sustainable consumer of raw materials and resources over the coming decades and the Chinese government's recently announced measures to tackle the excessive growth rates in certain sectors of their economy are to be welcomed. Having said this, we also believe that developing economies, like all economies, will be subject to business cycles which will impact economic activity from time to time.

Whilst our financial results illustrate the benefit we gain from the current high price environment, the underlying strategy of the company remains unchanged. Prices will inevitability ease from their highs as demand growth slows and new supply comes on stream, although we continue to expect prices to remain high by recent historical standards. As we said in February, we are seeing capacity utilisation rates at extremely high levels and the resources industry continues to suffer from a lack of latent capacity to act as swing production. This lack of capacity is compounded by logistical and infrastructure bottlenecks in many regions and this, combined with the pressure on construction and operating costs translates to a higher risk of supply side shocks than would otherwise be the case. Price volatility therefore is not unexpected, and our focus remains on ensuring that we have a robust, long life and low cost portfolio of assets capable of generating strong returns and stable cash flows throughout the cycle.

Our track record of bringing on material levels of new production over the past four years has illustrated the unrealised option value within our resource base. Having the reinvestment opportunities and rigorous systems and processes to bring on further new production to meet the demand that we see over the longer term is critical. It is management's ability to manage its existing asset base and to exercise value accretive expansion options, in the form of the expansion of existing operations, new projects, and acquisitions, that will drive the future success of our business.

Annual General Meetings

The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, on Thursday 20 October 2005 commencing at 10:30 am. The Annual General Meeting of BHP Billiton Limited will be held at the Convention Exhibition Centre, 21 Mounts Bay Road, Perth, on Friday 25 November 2005 commencing at 10:30 am. The Annual Report and details of the business to be conducted at the meetings will be mailed to shareholders in mid to late September 2005.

Growth Projects

Eight projects were commissioned during the 2005 financial year. With costing yet to be finalised on the Panda project, total capital expenditure throughout the development phase of these projects is expected to be US$1,786 million, which is slightly above budget.

Completed projects
Customer Sector Group	Project	Capacity (1)	Capital expenditure (US$ million) (1)		Date of initial production (2)
			Budget	Actual	Target	Actual
Petroleum	North West Shelf Train 4 (Australia) BHP Billiton - 16.7%	4.2 million tonnes per annum liquefaction processing facility (100%)	247	252	Mid 2004	Sept 2004
	ROD (Algeria) BHP Billiton - 36%	28,800 barrels of oil equivalent per day	192	192	Q4 2004	Oct 2004
	Gulf of Mexico Pipelines Infrastructure (US) BHP Billiton - Gas 22%; Oil 25%	Capacities of: Oil - 450,000 barrels of oil equivalent per day (100%) Gas - 500 million standard cubic feet per day (100%)	132	132	Q4 2004	Dec 2004
	Minerva (Australia) BHP Billiton - 90%	150 terrajoules of gas per day (100%)	150	157	Q4 2004	Jan 2005
	Mad Dog (US) BHP Billiton - 23.9%	26,290 barrels of oil equivalent per day	368	370	End 2004	Jan 2005
	Angostura (Trinidad) BHP Billiton - 45%	45,000 barrels of oil equivalent per day	327	337	End 2004	Jan 2005
Carbon Steel Materials	Dendrobium (Australia) BHP Billiton - 100%	5.2 million tonnes per annum of raw coal (3.6 million tonnes per annum of clean coal)	200	200	Mid 2005	Apr 2005
Diamonds & Specialty Products	Panda Underground (Canada) BHP Billiton - 80%	4.7 million carats of high value diamonds over six years (100%)	146	146(3)	Early 2005	Apr 2005
			1,762	1,786

(1) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(2) References to quarters and half years are based on calendar years.
(3) Total project costs yet to be finalised. Share of actual capital expenditure is indicative only.

There are 10 major projects (defined as BHP Billiton's share of capital expenditure of greater than US$100 million) under development with a total budgeted investment of US$5,439 million. Full details on these are given in the quarterly Exploration and Development Report, released on 28 July 2005.

Projects approved during the year
Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Neptune (US) BHP Billiton - 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	300	End 2007
	North West Shelf 5th Train (Australia) BHP Billiton - 16.7%	LNG processing capacity 4.2 million tonnes per annum (100%)	250	Late 2008
Base Metals	Spence (Chile) BHP Billiton - 100%	200,000 tonnes per annum of copper cathode	990	Q4 2006
Carbon Steel Materials	WA Iron Ore Rapid Growth Project 2 (Australia) BHP Billiton - 85%	Increase system capacity to 118 million tonnes per annum (100%)	489	H2 2006
			2,029

(1) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(2) References to quarters and half years are based on calendar years.

Projects currently under development (approved in prior years)
Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Atlantis South (US) BHP Billiton - 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,115	Q3 2006
Aluminium	Worsley Development Capital Projects (Australia) BHP Billiton - 86%	250,000 tonnes per annum of alumina (100%)	165	Q1 2006
Base Metals	Escondida Norte (Chile) BHP Billiton - 57.5%	Maintain capacity at 1.25 million tonnes per annum of copper (100%)	230	Q4 2005
	Escondida Sulphide Leach (Chile) BHP Billiton - 57.5%	180,000 tonnes per annum of copper cathode (100%)	500	H2 2006
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton -100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	1,050(3)	Q2 2007
	Yabulu Extension (Australia) BHP Billiton - 100%	45,000 tonnes per annum of nickel	350(3)	End 2007
			3,410

(1) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(2) References to quarters and half years are based on calendar years.
(3) Project costs are currently under review.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the Customer Sector Group results for the year ended 30 June 2005 and the corresponding period (before exceptional items).

Year ended 30 June (US$ Million)	Turnover (1)			EBIT (1)
	2005	2004	Change	2005	2004	Change

Petroleum	5 970	5 558	7.4%	1 830	1 391	31.6%
Aluminium	5 265	4 432	18.8%	977	776	25.9%
Base Metals	5 071	3 422	48.2%	2 177	1 156	88.3%
Carbon Steel Materials	7 606	4 857	56.6%	2 821	1 137	148.1%
Diamonds and Specialty Products	1 544	1 710	(9.7%)	417	410	1.7%
Energy Coal	3 390	2 569	32.0%	616	234	163.2%
Stainless Steel Materials	2 274	1 749	30.0%	758	571	32.7%
Group and unallocated items (2)	798	725	10.1%	(266)	(187)	N/A
Less: inter-segment turnover	(114)	(79)	N/A
BHP Billiton Group	31 804	24 943	27.5%	9 330	5 488	70.0%

(1) Turnover and EBIT include trading activities comprising the sale of third party product.
(2) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

Petroleum

EBIT was US$1,830 million, an increase of US$439 million or 31.6%, compared with the corresponding year. The increase was mainly due to higher average realised prices for all petroleum products compared with the corresponding period, including a higher average realised oil price per barrel of US$47.16 compared to US$32.24, and higher average realised natural gas prices of US$2.98 per thousand standard cubic feet compared with US$2.62 per thousand standard cubic feet. New production from North West Shelf LNG Train 4 (Australia), ROD (Algeria) and Mad Dog (US), the first full year of production from Ohanet (Algeria), and profits from the sale of third party product compared with losses in the corresponding period also had a favourable impact.

These factors were partly offset by the unfavourable effect of higher price-linked costs, lower crude and condensate volumes due to natural field decline at mature assets, higher downtime for maintenance, and disposal of our interests in the Laminaria and Corallina oil fields. The impact of a stronger Australian dollar to US dollar exchange rate on the translation of net monetary liabilities also had an unfavourable impact.

Exploration expenditure charged to profit was US$202 million (2004: US$181 million) reflecting a capitalisation rate of 46.8% (2004: 46.8%). Gross expenditure on exploration of US$380 million was US$40 million higher than the prior period, reflecting increased exploration activity in the Gulf of Mexico and Australia.

Aluminium

EBIT was US$977 million, an increase of US$201 million or 25.9%, compared with the corresponding period.  The increase was mainly attributable to higher realised prices for aluminium and alumina. The average LME aluminium price increased to US$1,804 per tonne, compared with US$1,570 per tonne in the corresponding period. Higher aluminium sales volumes, mainly reflecting the first full year of production from the expansion at Hillside (South Africa) following commissioning in December 2003 and the benefits of various operational excellence projects, also had a favourable impact.

These factors were partially offset by the unfavourable impact on operating costs of a stronger South African rand, Australian dollar and Brazilian real against the US dollar and higher LME price-linked and other production input costs. Increased pot relining activity also had an unfavourable impact. In addition, a one-off charge of US$36 million was recorded for the agreed repurchase of an aluminium supply contract. The benefits of this repurchase will be realised through increased profit over the next ten years.

Base Metals

EBIT was US$2,177 million, an increase of US$1,021 million or 88.3%, compared with the corresponding year. This increase was mainly attributable to higher average LME prices for copper of US$1.43/lb compared to US$1.06/lb in the previous period, higher prices for molybdenum, silver, lead and zinc, and higher copper sales volumes. Record silver and lead production achieved at Cannington (Australia), record copper production at Escondida (Chile), record copper and molybdenum at Antamina and higher production at Tintaya (Peru), together with savings from cost and volume related improvements projects, primarily at Escondida and Antamina, also had a favourable impact. These factors were partially offset by increased input and price-linked costs and the unfavourable impact of the stronger Australian dollar to US dollar exchange rate.

Certain sales agreements of Base Metals provide for provisional pricing based on the LME when shipped. Final settlement is based on the average applicable price for a specified future period. Base Metals record revenue upon transfer of title using the forward rate in place for the relevant specified future period. These revenues are adjusted to fair value through profit each period until the date of the final pricing, using the lower of the cash or forward curve price rather than period-end spot price used previously. This is considered to appropriately measure the fair value of the applicable sales agreements at period end. Outstanding copper volumes, subject to this adjustment at 30 June 2005 amounted to 231,874 tonnes compared to 197,864 tonnes in the corresponding year. These were revalued at a weighted average rate of US$1.54/lb compared to US$1.21/lb in the previous year.

Carbon Steel Materials

EBIT was US$2,821 million, an increase of US$1,684 million or 148.1%, compared with the corresponding period. This increase was mainly attributable to stronger commodity prices for all products, record sales volumes from Western Australian iron ore, Queensland coal and manganese ore operations, modified supply arrangements with Bluescope Steel Limited and larger volumes of CIF shipments.

This was partially offset by the impact of Boodarie Iron not operating at all during the year, and unit cost performance across all operations being impacted by the stronger Australian dollar and the South African rand relative to the US dollar. Increased price-linked royalty costs and inflationary pressures on Australian and South African operations, compared with the corresponding year, were also unfavourable impacts. In addition, higher labour and contractor costs, increased stripping costs, principally at Queensland Coal operations due to expansion projects, and higher fuel costs for all operations had an unfavourable impact during the year. Depreciation charges also increased at Western Australian iron ore operations in respect of the Area C and Products and Capacity Expansion projects.

Diamonds and Specialty Products

EBIT was US$417 million, an increase of US$7 million or 1.7%, compared with the corresponding period.  Higher realised prices for diamonds (up 38% from the corresponding period) and titanium feedstock were offset by lower diamond sales volumes (down 19% from the prior year), higher costs due to the processing of lower grade material and the unfavourable impact of the stronger Canadian dollar to US dollar exchange rate. In addition, the cessation of earnings from Integris Metals (US) following its sale in January 2005 also had an unfavourable impact. The prior period also included profits realised on the sale of a non-core royalty interest (US$37 million), the impact of which was partly offset by the profit realised on the sale of Integris (US$19 million) during the current period.

Energy Coal

EBIT was US$616 million, an increase of US$382 million or 163.2%, compared with the corresponding year. The increase was mainly attributable to higher export prices, resulting from continued strong demand in the Atlantic and Pacific markets, as well as higher earnings from the trading of third party product. In addition, US$37 million was charged to profit in the previous period reflecting previously capitalised exploration expenditure being written off as impaired. These factors were partially offset by higher unit costs at Ingwe reflecting the timing of major overhauls, increased consumable usage and cost as well as increased utilisation of contractors. The strengthening of the rand, Australian dollar and Colombian peso against the US dollar as well as South African inflationary pressures also had an unfavourable impact on operating costs.

Stainless Steel Materials

EBIT was US$758 million, an increase of US$187 million or 32.7%, compared with the corresponding period. The increase was mainly due to higher realised prices for all products with the average realised nickel price increasing 23.0% from US$5.49/lb to US$6.75/lb. The average realised price for ferrochrome also increased over the corresponding period. The EBIT result includes earnings from the ferrochrome operations for the 11 months to 1 June 2005 during which they were owned by BHP Billiton. These operations were sold effective 1 June 2005.

This was partially offset by higher price-linked ore supply costs to the QNI Yabulu refinery and higher royalties at Cerro Matoso. In addition, the strengthening of the Colombian peso and Australian dollar against the US dollar, and higher fuel costs, had an unfavourable impact on operating costs.

The current period benefited from the profit on sale of the Acerinox share investment (US$22 million) whilst the prior period result included the profit from the sale of mineral rights in South Africa (US$30 million).

Group and Unallocated Items

Net corporate operating costs, excluding gains and losses from legacy Australian dollar to US dollar currency hedging and other exchange impacts, were US$292 million, an increase of US$34 million compared to US$258 million in the corresponding period. This was primarily due to employee share award costs which increased US$26 million over the corresponding period, higher corporate project and regulatory compliance costs offset by the profit on the close out of cash settled derivative contracts for WMC shares.

The prior period included gains on legacy Australian dollar to US dollar currency hedging of US$39 million which expired during that year.

Financial Information BHP Billiton Plc

FINANCIAL INFORMATION

CONTENTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT - 17

CONSOLIDATED STATEMENT OF TOTAL

RECOGNISED GAINS AND LOSSES - 18

CONSOLIDATED BALANCE SHEET - 19

CONSOLIDATED STATEMENT OF CASH FLOWS - 20

NOTES TO THE FINANCIAL INFORMATION - 22

The financial information in this document for the year ended 30 June 2005 is unaudited, has been derived from the draft financial statements of BHP Billiton Plc and does not constitute the statutory accounts of BHP Billiton Plc for that year.

The financial information set out on pages 17 to 31 has been prepared on the same basis and using the same accounting policies as were applied in drawing up the financial information contained in the accounts of BHP Billiton Plc for the year ended 30 June 2004. Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures.

In the opinion of the Directors, the financial information for the year ended 30 June 2005 presents fairly the financial position, results of operations and cash flows for the year in conformity with UK generally accepted accounting principles (GAAP). The financial information for the year ended 30 June 2004 has been derived from the audited financial statements of BHP Billiton Plc for that period as filed with the UK Registrar of Companies and does not constitute the statutory accounts of BHP Billiton Plc for that period. The auditors' report on the statutory accounts for the year ended 30 June 2004 was unqualified and did not contain statements under Section 237 (2) (regarding adequacy of accounting records and returns) or under Section 237 (3) (provision of necessary information and explanations) of the United Kingdom Companies Act 1985. The statutory accounts for the year ended 30 June 2005 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the UK Registrar of Companies following the Annual General Meeting.

The combined results for the year ended 30 June 2005, prepared in accordance with UK GAAP, are generally consistent with the combined results under Australian GAAP as required by the Australian Securities and Investments Commission in respect of dual listed companies, except for the impact of accounting for deferred taxation. Financial results prepared in accordance with Australian GAAP are provided on page 32 to 33.

Impact of International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The Group's DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. This financial information has been prepared in accordance with UK accounting standards and other UK financial reporting requirements (UK GAAP). There are a number of differences between UK GAAP and IFRS identified to date as potentially having a significant effect on the Group's financial performance or financial position. The Group expects to detail and quantify the impacts of these adjustments in its Annual Report which will be approved by the Board on 8 September 2005.

The regulatory bodies that promulgate UK GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between UK GAAP and IFRS and their impact on the Group's financial statements in the first IFRS compliant reports for the year ended 30 June 2006 and in future years. Accordingly, significant uncertainty remains as to the likely impact of IFRS on the Group's financial statements.

Financial Information BHP Billiton Plc

Consolidated Profit and Loss Account

for the year ended 30 June 2005
				2005				2004

Notes		Continuing Operations excluding acquisitions and exceptional items US$M	Acquisitions (note 2) US$M	Total Continuing Operations excluding exceptional items US$M	Exceptional items (note 1) US$M	Total US$M	Continuing Operations excluding exceptional items US$M	Exceptional items (note 1) US$M	Total US$M
Turnover (including share of joint ventures)
Group production		24 611	248	24 859	-	24 859	18 283	-	18 283
Third party products	3	6 945	-	6 945	-	6 945	6 660	-	6 660
	3	31 556	248	31 804	-	31 804	24 943	-	24 943
less Share of joint ventures' turnover included above		(2 217)	-	(2 217)	-	(2 217)	(2 056)	-	(2 056)
Group turnover		29 339	248	29 587	-	29 587	22 887	-	22 887
Net operating costs		(20 992)	(213)	(21 205)	(79)	(21 284)	(17 960)	66	(17 894)
Group operating profit		8 347	35	8 382	(79)	8 303	4 927	66	4 993
Share of operating profit of joint ventures		799	-	799	-	799	425	-	425
Operating profit (including share of profit of joint ventures)		9 146	35	9 181	(79)	9 102	5 352	66	5 418
Comprising:
Group production		9 032	35	9 067	(79)	8 988	5 319	66	5 385
Third party products	3	114	-	114	-	114	33	-	33
		9 146	35	9 181	(79)	9 102	5 352	66	5 418
Income from other fixed asset investments		37	-	37	-	37	35	-	35
Profit on sale of fixed assets		112	-	112	56	168	95	-	95
Profit on sale of operations		-	-	-	242	242	6	-	6
Loss on termination of operations		-	-	-	(387)	(387)	-	(534)	(534)
Profit/(loss) before net interest and similar items payable and taxation		9 295	35	9 330	(168)	9 162	5 488	(468)	5 020
Net interest and similar items payable
Group	4			(383)	-	(383)	(407)	-	(407)
Joint ventures	4			(38)	-	(38)	(95)	-	(95)
Profit/(loss) before taxation	3			8 909	(168)	8 741	4 986	(468)	4 518
Taxation				(2 215)	104	(2 111)	(1 379)	337	(1 042)
Profit/(loss) after taxation				6 694	(64)	6 630	3 607	(131)	3 476
Equity minority interests				(182)	(50)	(232)	(97)	-	(97)
Profit/(loss) for the financial year (attributable profit)				6 512	(114)	6 398	3 510	(131)	3 379
Dividends to shareholders				(1 695)	-	(1 695)	(1 617)	-	(1 617)
Retained profit/(loss) for the financial year				4 817	(114)	4 703	1 893	(131)	1 762

Earnings per ordinary share (basic) (US cents)	6			106.4	(1.9)	104.5	56.4	(2.1)	54.3
Earnings per ordinary share (diluted) (US cents)	6			105.8	(1.9)	103.9	56.2	(2.1)	54.1
Dividend per ordinary share (US cents)						28.0			26.0

Financial Information BHP Billiton Plc

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 30 June 2005
	Year ended 30 June 2005	Year ended 30 June 2004
	US$M	US$M
Attributable profit for the financial year	6 398	3 379
Exchange gains on foreign currency net investments	7	48
Total recognised gains for the financial year	6 405	3 427
Prior period adjustment arising from the change in accounting policy in 2004	-	84
Total recognised gains since last annual report	6 405	3 511

Financial Information BHP Billiton Plc

Consolidated Balance Sheet

as at 30 June 2005
		30 June 2005	30 June 2004
Notes		US$M	US$M
Fixed assets
Intangible assets
Goodwill		17	34
		17	34
Tangible assets		30 347	20 945
Investments
Joint ventures - share of gross assets		2 810	2 951
Joint ventures - share of gross liabilities		(1 285)	(1 582)
		1 525	1 369
Loans to joint ventures and other investments		182	361
Total fixed assets		32 071	22 709
Current assets
Stocks		2 568	1 760
Debtors
Amounts due within one year		3 611	2 924
Amounts due after more than one year		2 068	1 482
		5 679	4 406
Investments		212	167
Cash including money market deposits	7	1 418	1 818
Total current assets		9 877	8 151
Creditors - amounts falling due within one year		(8 994)	(4 935)
Net current assets		883	3 216
Total assets less current liabilities		32 954	25 925
Creditors - amounts falling due after more than one year		(8 555)	(5 987)
Provisions for liabilities and charges		(6 910)	(5 558)
Net assets		17 489	14 380
Equity minority interests		(336)	(342)
Attributable net assets		17 153	14 038
Capital and reserves
Called up share capital - BHP Billiton Plc		1 234	1 234
Share premium account		518	518
Contributed equity - BHP Billiton Limited		1 611	1 851
Profit and loss account		13 798	10 461
Interest in shares of BHP Billiton		(8)	(26)
Equity shareholders' funds	5	17 153	14 038

Financial Information BHP Billiton Plc

Consolidated Statement of Cash Flows

for the year ended 30 June 2005
	Year ended 30 June 2005	Year ended 30 June 2004 (b)
	US$M	US$M
Net cash inflow from Group operating activities (a)	10 628	6 566
Dividends received from joint ventures	255	203
Interest paid	(353)	(347)
Dividends paid on redeemable preference shares	(25)	(23)
Interest received	79	78
Other dividends received	37	35
Dividends paid to equity minority interests	(238)	(75)
Net cash outflow from returns on investments and servicing of finance	(500)	(332)
Taxation	(1 695)	(1 337)
Available cash flow	8 688	5 100
Purchases of tangible fixed assets	(3 831)	(2 589)
Exploration expenditure	(533)	(454)
Disposals of tangible fixed assets	285	157
Purchase of investments and funding of joint ventures	(42)	(35)
Sale of investments and repayments by joint ventures	660	89
Net cash outflow from capital expenditure and financial investment	(3 461)	(2 832)
Investment in subsidiaries	(6 594)	-
Cash acquired from investment in subsidiaries	40	-
Disposal or sale of subsidiaries	-	53
Cash transferred on disposal	(90)	(5)
Disposal of joint ventures	202	131
Net cash (outflow)/inflow from acquisitions and disposals	(6 442)	179
Net cash flow before equity dividends paid, management of liquid resources and financing	(1 215)	2 447
Equity dividends paid	(1 404)	(1 501)
Net cash flow before management of liquid resources and financing	(2 619)	946
Net cash inflow/(outflow) from management of liquid resources	998	(178)
Debt due within one year - repayment of loans	(1 933)	(854)
Debt due within one year - drawdowns	2 651	256
Debt due after more than one year - repayment of loans	(42)	(482)
Debt due after more than one year - drawdowns	3 103	254
Finance lease obligations	(22)	(9)
Net cash inflow/(outflow) from debt and finance leases	3 757	(835)
Share repurchase scheme - BHP Billiton Limited	(1 792)	-
Purchase of shares by ESOP trusts	(47)	(25)
Issue of shares	66	76
Net cash inflow/(outflow) from financing	1 984	(784)
Increase/(decrease) in cash in the financial year	363	(16)

Financial Information BHP Billiton Plc

Consolidated Statement of Cash Flows  continued

for the year ended 30 June 2005
		Year ended 30 June 2005	Year ended 30 June 2004 (b)
Notes		US$M	US$M
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the financial year		363	(16)
Cash flow from debt and finance leases		(3 757)	835
Cash flow from management of liquid resources		(998)	178
(Increase)/decrease in net debt arising from cash flows		(4 392)	997
Money market deposits and loans acquired with subsidiaries		(381)	-
Loans transferred on disposal of operations		48	-
Other non-cash movements	7	-	(31)
Increase in net debt from exchange adjustments	7	(18)	(104)
(Increase)/decrease in net debt		(4 743)	862
Net debt at beginning of the financial year	7	(4 965)	(5 827)
Net debt at end of the financial year	7	(9 708)	(4 965)

(a) Net cash inflow from Group operating activities

	Year ended 30 June 2005	Year ended 30 June 2004
	US$M	US$M
Group operating profit	8 303	4 993
Depreciation and amortisation	1 952	1 751
Impairment of assets	16	116
Employee share awards	116	96
Net exploration charge (excluding impairment of assets)	353	284
Increase in stocks	(393)	(356)
Increase in debtors	(631)	(734)
Increase in creditors	711	365
Increase in provisions	199	48
Other items	2	3
Net cash inflow from Group operating activities	10 628	6 566

(b) Restated - refer note 7.

Financial Information BHP Billiton Plc

Notes to Financial Information

NOTE 1. EXCEPTIONAL ITEMS
	Gross	Tax	Net
Year ended 30 June 2005	US$M	US$M	US$M
Sale of equity interest in North West Shelf Project (a)	56	-	56
Sale of Laminaria and Corallina (b)	134	(10)	124
Disposal of Chrome operations (c)	108	(6)	102
Restructuring provisions (d)	(79)	23	(56)
Termination of operations (e)	(266)	80	(186)
Closure plans (f)	(121)	17	(104)
Total by category	(168)	104	(64)
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Energy Coal	(93)	27	(66)
Carbon Steel Materials	(285)	80	(205)
Diamonds and Specialty Products	(6)	1	(5)
Stainless Steel Materials	103	(5)	98
Group and unallocated items	(47)	15	(32)
Total by Customer Sector Group	(168)	104	(64)

(a) During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8% of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

 (b) In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).
(c) Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$93 million (US$1 million tax expense) after deducting cumulative goodwill of US$67 million previously set off against reserves. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the chrome operations is US$56 million (US$4 million tax expense), whilst the minority interest in the profit after tax on the disposal was US$50 million.

(d) The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements, and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

(e) The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

(f) As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans, and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

NOTE 1. EXCEPTIONAL ITEMS (continued)

	Gross	Tax	Net
Year ended 30 June 2004	US$M	US$M	US$M
Introduction of tax consolidation regime in Australia (a)	-	95	95
Litigation settlement (b)	66	(18)	48
US and Canadian taxation deductions (c)	-	238	238
Closure plans (d)	(534)	22	(512)
Total by category	(468)	337	(131)
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	341	299
Total by Customer Sector Group	(468)	337	(131)

(a) During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group has chosen to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and an exceptional tax benefit of US$95 million being recorded in accordance with UK GAAP.
(b) In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded an exceptional gain of US$66 million, before tax expense of US$18 million.

(c) During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded an exceptional tax benefit of US$238 million.

(d) During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group recorded a net after-tax exceptional loss of US$512 million.

NOTE 2. ACQUIRED OPERATIONS

On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Limited (WMC) with acceptances for 76.25% of the equity shares. On 17 June the BHP Billiton Group had acquired 93.27% of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. 100% ownership was achieved on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.

WMC was one of Australia's leading resources companies. WMC's major assets are:

  The Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

  An integrated nickel mining, refining and smelting business with operations in Western Australia;

  The Queensland Fertiliser Operation which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and,

  The Corridor Sands mineral sands project in Mozambique.

BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include:

  WMC's nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complements BHP Billiton's existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

  BHP Billiton now operates two of the world's four largest copper deposits. BHP Billiton's track record in developing and operating Escondida, the world's largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

  BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis but it complements BHP Billiton's existing energy portfolio of oil, gas and coal.

  BHP Billiton can maximise synergies in the nickel and copper businesses, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.

Excluding exceptional items, for the period since acquisition, sales of US$248 million and operating profit of US$35 million are included in the consolidated profit and loss account as continuing operations - acquisitions.

The following table details the estimated fair value of the net assets acquired:
	Book Value US$M	Adjustment of accounting policies US$M	Revaluation adjustments US$M	Provisional fair value US$M
Tangible fixed assets	4 428	-	2 708	7 136
Investments	36	-	(9)	27
Stocks	520	(21)	(15)	484
Debtors	513	-	(183)	330
Cash including money market deposits	407	-	21	428
Creditors - amounts falling due within one year	(419)	-	48	(371)
Creditors - amounts falling due after more than one year	(1 243)	-	503	(740)
Provisions for liabilities and charges	(268)	(47)	250	(65)
Net assets acquired	3 974	(68)	3 323	7 229

Total cost of acquisition satisfied by the following consideration:
Cash paid and payable				7 229

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ending 30 June 2006.

NOTE 2. ACQUIRED OPERATIONS (continued)

The material provisional fair value adjustments principally relate to:

  Tangible fixed assets reflecting the fair value of mineral assets, together with revaluation of property, plant and equipment representing replacement cost and estimated remaining useful lives.

  Investments have been revalued to reflect current market values.

  Inventories have been revalued primarily for low grade ore stock.

  Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging payments have been de-recognised.

  Provisions include the recognition of accumulated unfunded pension liabilities of WMC.

  Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable.

A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies. Additional accounting policy changes relate to the application of UK generally accepted accounting principles, and relate to:

  BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits, and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.

  Under BHP Billiton's accounting policy, underground ore stocks are not recorded in inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.

At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for BHP Billiton.

NOTE 3. ANALYSIS BY BUSINESS SEGMENT
	Turnover		Profit before taxation
	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2004
	US$M	US$M	US$M	US$M
Petroleum	5 970	5 558	1 830	1 391
Aluminium	5 265	4 432	977	776
Base Metals	5 071	3 422	2 177	1 156
Carbon Steel Materials	7 606	4 857	2 821	1 137
Diamonds and Specialty Products	1 544	1 710	417	410
Energy Coal	3 390	2 569	616	234
Stainless Steel Materials	2 274	1 749	758	571
Group and unallocated items	798	725	(266)	(187)
Inter-segment	(114)	(79)	-	-
Exceptional items	-	-	(168)	(468)
			9 162	5 020
Net interest			(421)	(502)
BHP Billiton Group	31 804	24 943	8 741	4 518

Third party product included above
	External Turnover		Profit before taxation
	Year ended 30 June 2005	Year ended 30 June 2004	Year ended 30 June 2005	Year ended 30 June 2004
	US$M	US$M	US$M	US$M
Petroleum	1 955	2 286	14	(22)
Aluminium	2 057	1 823	21	11
Base Metals	698	335	(11)	(4)
Carbon Steel Materials	247	102	14	(9)
Diamonds and Specialty Products	523	829	22	29
Energy Coal	672	554	54	21
Stainless Steel Materials	9	47	-	7
Group and unallocated items	784	684	-	-
BHP Billiton Group	6 945	6 660	114	33

NOTE 3. ANALYSIS BY BUSINESS SEGMENT (continued)
Net operating assets	As at 30 June 2005 US$M	As at 30 June 2004 US$M
Petroleum	4 435	4 074
Aluminium	5 353	5 309
Base Metals	8 030	3 272
Carbon Steel Materials	3 698	3 175
Diamonds and Specialty Products	1 806	1 568
Energy Coal	2 087	2 194
Stainless Steel Materials	4 605	1 823
Group and unallocated items	(433)	291
BHP Billiton Group	29 581	21 706

NOTE 4. NET INTEREST AND SIMILAR ITEMS PAYABLE
	Year ended 30 June 2005	Year ended 30 June 2004
	US$M	US$M
On bank loans and overdrafts	61	83
On all other loans	293	259
Finance lease interest	6	2
	360	344
Dividends on redeemable preference shares	25	23
Discounting on provisions and other liabilities	175	111
less Amounts capitalised (a)	(85)	(97)
	475	381
Share of interest of joint ventures	52	66
	527	447
Discounting on assets	(8)	(5)
Interest received/receivable	(99)	(73)
	420	369
Exchange differences on net debt (b)
Group	15	104
Joint ventures	(14)	29
	1	133
Net interest and similar items payable (c)	421	502
(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group's interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent).

(b) Net exchange losses primarily represent the effect on borrowings of the appreciation of the South African rand against the US dollar.

(c) Disclosed in the consolidated profit and loss account as:

	Year ended 30 Jun 2005	Year ended 30 June 2004
	US$M	US$M
Net interest and similar items payable
Group	383	407
Joint ventures	38	95
Net interest and similar items payable	421	502

NOTE 5. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
	Year ended 30 June 2005	Year ended 30 June 2004
	US$M	US$M
Attributable profit for the financial year	6 398	3 379
Other recognised gains	7	48
Total recognised gains for the financial year	6 405	3 427
Dividends	(1 695)	(1 617)
Issue of ordinary shares for cash	56	66
Accrued employee entitlement to share awards	109	96
Cash settlement of share awards	(3)	-
Purchase of shares by ESOP trusts	(47)	(25)
Transfer of goodwill on disposal of operations	67	-
Share buy-back
BHP Billiton Limited (a)
	(1 777)	-
Share repurchase scheme
BHP Billiton Plc (b)
	-	-
Net movement in shareholders' funds	3 115	1 947
Shareholders' funds at beginning of the financial year	14 038	12 091
Shareholders' funds at end of the financial year	17 153	14 038
(a) On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, shareholders' funds decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited, and US$1 481 million was allocated to the profit and loss account. The final price for the buy-back was A$12.57 per share, representing a discount of 12% to the volume weighted average price of BHP Billiton Limited shares over the 5 days up to and including the close date of the buy-back.

(b) BHP Billiton Plc entered into an agreement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investments Limited) established for that purpose. No shares were purchased during the year ended 30 June 2005 (30 June 2004: nil). On 23 June 2004, 3 890 000 ordinary shares of BHP Billiton Plc, which were held by Nelson Investments Limited, were transferred to The Billiton Employees Share Ownership Trust.

NOTE 6. EARNINGS PER SHARE
	Year ended 30 June 2005	Year ended 30 June 2004
Basic earnings per share (US cents)
Excluding exceptional items	106.4	56.4
Impact of exceptional items (a)	(1.9)	(2.1)
Including exceptional items	104.5	54.3
Diluted earnings per share (US cents)
Excluding exceptional items	105.8	56.2
Impact of exceptional items (a)	(1.9)	(2.1)
Including exceptional items	103.9	54.1
Basic earnings per ADS (US cents) (b)
Including exceptional items	209.0	108.6
Diluted earnings per ADS (US cents) (b)
Including exceptional items	207.8	108.2
Basic Earnings (US$ million)
Excluding exceptional items	6 512	3 510
Including exceptional items	6 398	3 379
Diluted Earnings (US$ million) (c)
Excluding exceptional items	6 515	3 510
Including exceptional items	6 401	3 379
Weighted average number of shares (million) (d)
Basic earnings per share denominator	6 124	6 218
Diluted earnings per share denominator	6 158	6 246

(a)     Note 1 details exceptional items. The impact of exceptional items on basic and diluted earnings per share is as follows:

	Year ended 30 June 2005	Year ended 30 June 2004
	US cents per share	US cents per share
Sale of equity interest in North West Shelf Project	0.9	-
Sale of Laminaria and Corallina	2.0	-
Disposal of Chrome operations	0.8	-
Restructuring provisions	(0.9)	-
Termination of operations	(3.0)	-
Closure plans	(1.7)	(8.2)
Introduction of tax consolidation regime in Australia	-	1.5
Litigation settlement	-	0.8
US and Canadian taxation deductions	-	3.8
	(1.9)	(2.1)

(b)    For the periods reported, one American Depositary Share (ADS) represents two shares.

(c)    Diluted earnings is calculated after adding back dividend equivalent payments of US$3 million (2004: nil) that would not be made if potential ordinary shares were converted to fully paid.

(d)    Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's ESOP trusts.

The weighted average number of shares used for the purpose of calculating diluted earnings per share can be reconciled to the number used to calculate basic earnings per share as follows:

	Year ended 30 June 2005	Year ended 30 June 2004
	Million	Million
Basic earnings per share denominator	6 124	6 218
Potential ordinary shares	34	28
Diluted earnings per share denominator	6 158	6 246

NOTE 7. ANALYSIS OF MOVEMENTS IN NET DEBT
	1 July 2004(a) US$M	Acquisitions & disposals US$M	Cash flow US$M	Other non-cash movements US$M	Exchange movements US$M	30 June 2005 US$M
Cash at bank and in hand	674	(50)	284	-	8	916
Overdrafts	(133)	-	129	-	(11)	(15)
	541	(50)	413	-	(3)	901
Redeemable preference shares	(450)	-	-	-	-	(450)
Finance lease obligations	(76)	-	22	-	(2)	(56)
Other debt due within one year	(1 188)	19	(718)	(729)	(18)	(2 634)
Other debt due after more than one year	(4 936)	(708)	(3 061)	729	5	(7 971)
	(6 650)	(689)	(3 757)	-	(15)	(11 111)
Liquid resources (b)	1 144	356	(998)	-	-	502
Net debt (c)	(4 965)	(383)	(4 342)	-	(18)	(9 708)
The balance sheet movement in cash including money market deposits is as follows:
Cash at bank and in hand	674	(50)	284	-	8	916
Money market deposits (b)	1 144	356	(998)	-	-	502
	1 818	306	(714)	-	8	1 418

(a) Amounts owing to joint venture participants of US$196 million at 30 June 2004 were reclassified from sundry creditors to other debt due within one year, to better reflect the funding nature of these amounts.

(b) Liquid resources represent money market deposits with financial institutions that have a maturity of up to three months.

(c) The breakdown of net debt by currency is as follows:

	30 June 2005 US$M	30 June 2004 US$M
Net debt is denominated in:
US dollars
	10 034	4 869
South African rand
	(98)	211
Australian dollars
	4	101
Canadian dollars
	11	38
Other currencies
	(243)	(254)
Net debt	9 708	4 965

BHP BILLITON GROUP

STATEMENT OF FINANCIAL PERFORMANCE

(prepared in accordance with Australian GAAP; unaudited)
Year ended 30 June	2005	2004
	US$M	US$M
Revenue from ordinary activities
Operating revenue	29 649	22 887
Non-operating revenue	1 458	626
	31 107	23 513

Profit from ordinary activities before depreciation, amortisation and borrowing costs	10 974	6 652
Deduct: Depreciation and amortisation	1 994	1 793
Borrowing costs	499	490
Profit from ordinary activities before tax	8 481	4 369
Deduct: Income tax expense attributable to ordinary activities	2 240	870
Net profit	6 241	3 499
Deduct: Outside equity interests in net profit	232	96
Net profit attributable to members of the BHP Billiton Group	6 009	3 403
Basic earnings per fully paid ordinary share (US cents)	98.1	54.7

Basis of Preparation

The results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc and their respective subsidiaries, for the year ended 30 June 2005, and the corresponding period, have been prepared in accordance with Australian GAAP and Practice Note 71 'Financial reporting by Australian entities in dual listed company arrangements' issued by the Australian Securities and Investments Commission.

The financial information has been prepared using the same accounting policies as were used in preparing the results for the BHP Billiton Group as presented in the BHP Billiton Limited financial statements for the year ended 30 June 2004.

Significant Items

Individually significant items (before outside equity interests) included within the BHP Billiton Group net profit are detailed below.
	Year ended 30 June 2005			Year ended 30 June 2004
	Gross US$M	Tax US$M	Net US$M	Gross US$M	Tax US$M	Net US$M
Sale of equity interest in North West Shelf Project (a)	56	-	56	-	-	-
Sale of Laminaria and Corallina (b)	134	(10)	124	-	-	-
Disposal of Chrome operations (c)	142	(6)	136	-	-	-
Restructuring provisions (d)	(79)	23	(56)	-	-	-
Termination of operations (e)	(266)	80	(186)	-	-	-
Closure plans (f)	(121)	17	(104)	(534)	22	(512)
Introduction of tax consolidation regime in Australia (g)	-	-	-	-	267	267
Litigation settlement (h)	-	-	-	66	(18)	48
US and Canadian taxation deductions (i)	-	-	-	-	238	238
Total	(134)	104	(30)	(468)	509	41

(a) During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8% of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS Venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

(b) In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

(c) Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense) in accordance with Australian GAAP. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the chrome operations is US$90 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million.

(d) The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements, and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

(e) The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

(f) As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans, and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites, a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle steelworks and the Selbaie copper mine. Accordingly, the Group recorded a net after-tax loss of US$512 million.

(g) During the year ended 30 June 2004 BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of the assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Urgent Issues Group Abstract 52.

(h) In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton has recorded a gain of US$66 million, before tax expense of US$18 million.

(i) During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded a tax benefit of US$238 million.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Introduction' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Key Information-Risk Factors' and 'Operating and Financial Review and Prospects-External factors affecting our operating results' included in our annual report on Form 20-F for the fiscal year ended 30 June 2004, which we filed with the US Securities and Exchange Commission (SEC) on 20 October 2004 and is available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: + 44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com
Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 Mobile: +44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com
United States Tracey Whitehead, Investor & Media Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 email: Tracey.Whitehead@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 24 August 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary